Exhibit 99.68

mCloud Combines AI with Particle Control

Technology to Seek and Destroy COVID-19 in Buildings

VANCOUVER, May 19, 2020 – mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDF) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence (“AI”), and analytics, today announced it is combining the AI-powered HVAC and indoor air quality capabilities of the Company’s AssetCare™ platform with air purification technology based on active particle control through a partnership with SecureAire LLC (“SecureAire”).

mCloud and SecureAire have joined forces to expand their respective building footprints in commercial facility management. Through the Company’s AssetCare platform, mCloud offers a complete automated solution enabling restaurants, retail, long-term care, and commercial facility operators to use AI to continuously drive indoor air quality that meets or exceeds commercial building standards established by the American Society of Heating, Refrigerating, and Air Conditioning Engineers (“ASHRAE”).

The combined offering deploys mCloud’s AssetCare through commercial IoT thermostats with humidity and air quality sensors to adaptively ventilate and manage building airflow based on how a building is being used. SecureAire provides an air filtration system used today in more than 60 hospitals, based on semiconductor clean room technology that takes advantage of this managed airflow to drive airborne contaminants to an electrostatic field that supplies the necessary voltage to oxidize and kill dangerous pathogens and viruses such as COVID-19.

Through the use of analytics, mCloud and SecureAire can also provide facility managers with the ability to Measure and Verify (“M&V”) the air quality of their spaces in real-time.

“mCloud has taken this position to help our current customer base in Connected Buildings by joining forces with SecureAire across North America,” said Dr. Barry Po, mCloud’s President, Connected Solutions and Chief Marketing Officer. “We have set up our teams to partner and target the millions of restaurant and retail spaces re-opening their doors in the coming weeks.”

“The key to bringing customers back and returning to profitability will come from assuring them these establishments are safe,” added Dr. Po. “This combined AssetCare solution with SecureAire will enable business owners to confidently reassure customers, employees, and local health authorities they have taken decisive action to minimize the risk of infection in their businesses.”

As part of its ongoing Back-to-Business program, mCloud has also released a 10-Step Readiness Checklist to help business owners evaluate the status of their indoor air quality, among other precautions, to ensure their establishments are safe for customers and staff. The guide cites recent recommendations and scientific research from epidemiologists and healthy building experts that emphasize the importance of indoor air quality in limiting the spread of COVID-19.

This AssetCare solution package is available now, and interested businesses are encouraged to visit the mCloud Web site for more information at www.mcloudcorp.com/backtobusiness.

The Company also announced today that it completed its acquisition of AirFusion Inc. (“AirFusion”), originally announced on February 10, 2020.

“Our portfolio of integrated technologies that comprises AssetCare continues to expand while we experience robust demand for our digital blade inspection capabilities around the world,” commented Dr. Po. “Through the dedicated efforts of our teams and colleagues under the challenging work-from- home conditions of COVID-19, we are pleased to have finalized this transaction.”

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 48,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973